Hi everyone, Liberty Telecom: delivering against our plans We remain on track for the Ziggo Group spin-off in Q2 2027, and I’m very excited about the leadership team we’ve brought together. It all starts with the people on the ground - and from that point of view we are in very good shape. Expected synergies are also now well above our original €1 billion target. That progress is being supported by improving performance in the Netherlands. VodafoneZiggo returned to revenue growth for the first time since 2024 and delivered its best quarterly broadband result in over seven years. It also became the first major provider globally to offer 8 Gig through DOCSIS 4.0, upgrading our existing network at a fraction of the cost of building fibre, with less disruption to customers and communities. Filed by: Liberty Global Ltd. Pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Liberty Global Ltd. Commission File No. 001-35961 Date: November 3, 2026

No Offer to Sell or Solicit This communication is not an offer to sell or a solicitation of offers to purchase or subscribe for shares or a solicitation of any vote or approval. Copies of this document may not be sent to, distributed in or sent from jurisdictions in which this is barred or prohibited by law. The information contained herein shall not constitute an offer to sell or the solicitation of an offer to buy, in any jurisdiction in which such offer or solicitation would be unlawful prior to registration, exemption from registration or qualification under the securities laws of any jurisdiction and there shall be no sale of securities in any such jurisdiction. This communication is only addressed to and directed at specific addressees who: (A) if in member states of the European Economic Area (the EEA), are people who are “qualified investors” within the meaning of Article 2(e) of Regulation (EU) 2017/1129 (as amended) (the Prospectus Regulation) (“Qualified Investors”); and (B) if in the U.K., are “qualified investors” as defined in paragraph 15 of Schedule 1 to the Public Offers and Admissions to Trading Regulations 2024 who are: (i) persons having professional experience in matters relating to investments who fall within the definition of “investment professionals” in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the Order); (ii) persons falling within Article 43(2) of the Order; or (iii) high net worth entities falling within Article 49(2)(a) to (d) of the Order; or (C) are other persons to whom an invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 (as amended)) in connection with the sale of any securities of the Company or any member of its group may otherwise lawfully be communicated or caused to be communicated (all such persons referred to in (B) and (C) being Relevant Persons). This communication must not be acted on or relied on (i) in the U.K., by persons who are not Relevant Persons and (ii) in any member state of the EEA, by persons who are not Qualified Investors. Any investment activity to which this communication relates (i) in the U.K. is available only to, and may be engaged in only with, Relevant Persons; and (ii) in any member state of the EEA is available only to, and may be engaged only with, Qualified Investors. This communication is an advertisement for the purposes of Article 22 of the Prospectus Regulation (EU) 2017/1129 (as amended). It is not a prospectus. Although a prospectus is expected to be published in due course in connection with the proposed listing and admission to trading on Euronext Amsterdam of Ziggo Group, no action has been undertaken or will be undertaken with respect to the member States of the European Economic Area to make an offer to the public of the securities referred to herein requiring the publication of a prospectus in any relevant member State. A copy of any prospectus published by Ziggo Group will, if approved and published, be made available for inspection on Liberty Global’s website at www.libertyglobal.com subject to certain access restrictions. Additional Information and Where to Find It This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. As previously announced, Liberty Global intends to combine its interests in VodafoneZiggo and Telenet into a new holding company to be named Ziggo Group, with Liberty Global planning to list Ziggo Group on Euronext Amsterdam and to spin off its equity interest in Ziggo Group to Liberty Global shareholders (the “Transaction”). In connection with the Transaction, a registration statement on Form F-4 that will include a preliminary proxy statement (the “Proxy Statement/Prospectus”) will be filed and mailed to the Liberty Global shareholders. LIBERTY GLOBAL SHAREHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE

THEREIN AND OTHER RELEVANT DOCUMENTS IN CONNECTION WITH THE PROPOSED TRANSACTION THAT LIBERTY GLOBAL AND ZIGGO GROUP WILL FILE WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION. Liberty Global shareholders and investors may obtain free copies of the Proxy Statement/Prospectus and other relevant materials (when they become available) and other documents filed by Liberty Global and Ziggo Group at the SEC’s website at www.sec.gov. Copies of the Proxy Statement/Prospectus (and other relevant materials when they become available) and the filings that will be incorporated by reference therein may also be obtained, without charge, by contacting Liberty Global’s Investor Relations at ir@libertyglobal.com or +1 (303) 220-6600. Participants in the Solicitation Liberty Global and its directors, executive officers and certain employees, may be deemed, under rules of the SEC, to be participants in the solicitation of proxies in respect of the proposed Transaction. Information regarding Liberty Global’s directors and executive officers is set forth in Liberty Global’s filings with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Proxy Statement/Prospectus and other relevant materials to be filed with the SEC (when they become available). These documents can be obtained free of charge from the sources indicated above. Forward Looking Statements This communication contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, including statements regarding the Transaction, the listing of the Ziggo Group shares for trading on a regulated market operated by Euronext Amsterdam N.V. (“Euronext Amsterdam”) and other information and statements that are not historical fact. These forward-looking statements are subject to certain risks and uncertainties, some of which are beyond our control, that could cause actual results to differ materially from those expressed or implied by these statements. Such risks and uncertainties include the risk that we do not receive shareholder approval for the Transaction and/or related matters, our ability to satisfy the other conditions to the Transaction on the expected timeframe or at all, the approval of the shares of Ziggo Group for listing on Euronext Amsterdam and the development of a trading market for them, the Liberty Global Board of Directors’ discretion to decide not to complete the Transaction for any reason, our ability to realize the expected benefits from the Transaction, unanticipated difficulties or costs in connection with the Transaction, Ziggo Group’s ability to successfully operate as an independent public company and maintain its relationships with material counterparties after the Transaction and other factors detailed from time to time in our filings with the Securities and Exchange Commission, including our most recently filed annual report on Form 10-K, as it may be supplemented from time to time by our quarterly reports and other subsequent filings. These forward-looking statements speak only as of the date hereof. We expressly disclaim any obligation or undertaking to disseminate any updates or revisions to any forward-looking statement contained herein to reflect any change in our expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. You are cautioned not to place undue reliance on any forward-looking statement.